Filed by Equifax Inc.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
of the Securities Exchange Act of 1934

Subject Company: TALX Corporation
Commission File No.: 000-21465

Filed by Equifax Inc. Pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 of the Securities Exchange Act of 1934  Subject Company: TALX Corporation Commission File No.: 000-21465 Equifax Confidential and Proprietary Q&A Session

Equifax Confidential and Proprietary

Key Message Points – the elevator pitch

• TALX has a solid business model based on data &

technology

• HR outsourcing services is a high growth market &

TALX is a market leader with a proven track record

• This acquisition is accretive to Cash EPS in 2008 and

beyond

• Equifax will facilitate delivering employment and

income verification and other HR solutions to a

broader customer base, increasing penetration &

depth of use

Equifax Confidential and Proprietary

Q&A Prep –

Question Response

Does the strategic rationale

make sense given the rather

significant EPS dilution?

• On a Cash EPS basis, adjusted for the non-cash amortization of acquisition intangibles, we anticipate this acquisition to be accretive by

$0.04 to $0.07 per share in 2008, the first full year of combined operation. We also expect this acquisition to add 1-2% to Equifax’s Cash

EPS growth rate over the next 3-5 years.

• This acquisition will be dilutive to Cash EPS in 2007, with only a partial year of combined operations, because:

1)1) It will take 3-6 months to implement intended cost synergies

2)2) It will take 3-6 months to repurchase the planned number of shares issued in the acquisition

3)3) Under GAAP accounting for the acquisition, we will not be able to recognize as revenue certain deferred revenues that TALX would otherwise report. This had a disproportionate effect on the first 6-12 months [~$0.02 to $0.03]

• 2007 Cash EPS dilution is approximately $0.10

• TALX is a great strategic fit for Equifax – our visions, our competitive strengths, our cultures, our commitment to customers, & our

technologies are all in alignment.

• It’s a market we like, a transaction based business we understand with overlapping customers who we can cross-sell and an opportunity to further leverage our enabling technologies

• This is about long term, strategic growth & increasing shareholder value.

What will be the effect on GAAP

EPS?

• We estimate annual amortization of acquisition intangibles will be approximately $50 million in the first few years, or approximately $0.25 per share. This will cause the effect on GAAP EPS to be dilutive.

Equifax Confidential and Proprietary

Q&A Prep –

Question Response

What is the strategic rationale? • Our vision is clear – our core business is providing solutions using unique data with proprietary decisioning technology and analytics which are driven by our rich talent and market leadership capabilities.

• At the Investor Day, we highlighted a four part strategy for growth –

greater share of wallet, enabling technologies & predictive sciences,

differential data, and emerging opportunities.

• Access to differential data and entry into an emerging market fits with

Equifaxs growth strategy

Are we going to use

employment and income data

in the credit decisioning process

and how?

• All of our data assets are maintained and operated according to state and federal regulations, including the FCRA, as well as our contracts with customers & data furnishers.

• This data will continue to be used for transactions initiated by a consumer where they have an existing relationship or receive a benefit.

What are the FCRA limitations

and protection on this data?

• The FCRA defines the specific permissable purposes for using consumer data, including granting credit, employment decisioning, & insurance.

How will consumer data be

protected?

• Both companies have a stellar reputation for the secure handling of sensitive consumer information which is critical for our customers decisioning needs. We both apply the highest standards in the accumulation, management and secure distribution of that info.

Are we going to combine

income and employment data

in the credit database?

• Equifax uses data only as permitted by law and under the various customer & data furnisher agreements.

• We do not plan to combine TALX data into the credit file even though the law currently allows for it to be combined

• Our intent is to provide employment and income verification solutions consistent with current TALX practices.

Equifax Confidential and Proprietary

Q&A Prep –

Question Response

What are the synergies from this

combination?

• Both companies have similar business models:

1)1)core data assets;

2)2)transaction based, recurring revenue;

3)3)focused on efficient interaction with customers;

4)4)strong technology infrastructure underpinning operations; and

5)5)financial services client overlap.

• With TALX, Equifax will add a broader customer base and expanded decisioning applications/opportunities

• Revenue synergies will come primarily through cross-selling to Equifaxs larger customer base and are anticipated to approach and annual rate of $10-$15 million by the end of our planning horizon.

• This acquisition is about growth; however, we anticipate cost synergies to reach an annualized rate of approximately $10-$15 million within 18 months of closing

Can you give an example of

revenue synergy?

• Increased use of employment and income verification in consumer lending outside of the heavily penetrated mortgage arena

• Improve identity authentication services as a result of having increased information on consumers

• Cross-selling TALX products and services to the broader Equifax customer base

Equifax Confidential and Proprietary

Q&A Prep –

Question Response

What drives the GAAP EPS

dilution in 2007 & 2008?

• On a Cash EPS basis, we anticipate this acquisition to be accretive between $0.04 and $0.07 in 2008 and slightly dilutive in 2007 by approximately $0.10.

• On a GAAP basis, EPS will be diluted with the amortization of intangibles by ~$0.25 during the first few years. We expect the effect of this acquisition on GAAP EPS to reach breakeven by 2010.

What is the pro forma growth

rate of the combined entity?

• From 2008 to 2011, the pro forma projected revenue growth rate is in the range 8-11%

• Cash EPS is estimated to grow 10-13% from 2008 to 2011

How will you finance this

transaction?

• Issuing ~22 million shares

• Using ~$400 million from our bank facility

What is the time table for closing

this transaction?

• We anticipate closing in late Q2 or early Q3 subject to regulatory and shareholder approval in addition to customary closing conditions.

Will there be any job

eliminations?

• This transaction is not about workforce issues; it’s all about growth

• Equifax always strives to leverage best practices to achieve the most efficient and effective operation.

Equifax Confidential and Proprietary

Q&A Prep –

Question Response

Will your use of this data violate

TALX contracts with their data

furnishers, e.g. employers?

• Nothing we do or plan to do will violate those agreements.

How does the Tax Management

business fit within Equifax’s

strategy?

• The Tax Management business fuels growth of The Work Number and its database through bundling and cross-selling. TALX' Tax Management business is an important component of their value proposition to customers' HR departments, which is to provide a suite of Pay reporting,

Compliance, and Hiring outsourcing solutions across the HR value chain.

How does the Talent

Management business fit within

Equifax’s strategy?

• The Talent Management business is important to TALX' suite of HR outsourcing solutions and is one of the top issues facing HR departments today.

• Equifax routinely evaluates its business units for strategic fit and will make those decisions when it’s appropriate.

What will be the impact on TALX

management team?

• TALX will operate as our fifth business unit led by Bill Canfield and his management team.

Will the headquarters be

relocated to Atlanta?

• We have many business locations around the country. There is no need to move the headquarters at this time.

Equifax Confidential and Proprietary

Q&A Prep –

Question Response

What impact will this acquisition

have on the long term growth of

EFX?

• Many opportunities, including -- expanding services to mid-market customers; cross selling core products & services to existing customers;

and enhancing ID authentication services

• On a pro forma basis, we expect TALX to add incremental revenue growth of 1% to the long term revenue growth rate we detailed during our investor day in New York City & to add 1-2% to EPS growth

• TALX will also add incremental cash flow which can be used to buy back stock and re-invest in technology and new product

development.

How will you integrate this

acquisition?

• TALX will a business unit reporting to Equifax’s CEO. It will integrate its support activities into Equifax’s Centers of Excellence, such as IT,

Operations, Purchasing, Finance, & HR.

• Integration will not interfere with TALX growth momentum but will create opportunities to generate cross-sell and new product opportunities.

Why are you highlighting cash

EPS? Should we expect more

M&A activity in the near future?

• Cash EPS provides investors with a better metric to measure our progress across all of our investible activities – new product innovation,

international expansion, and acquisitions or partnerships.

• You should expect us to continue to make strategic investments that will contribute to long term growth and shareholder value. M&A is just one way to add long term growth and shareholder value.

• Our immediate focus is to integrate TALX and execute on the incremental growth and cost synergies of the combined companies.

Equifax Confidential and Proprietary

Additional Information and Where to Find It

In connection with the proposed transaction, a registration statement of Equifax will be filed with the SEC. Equifax and TALX shareholders are encouraged to read the registration statement and any other relevant documents filed with the SEC, including the proxy statement/prospectus that will be part of the registration statement, because they will contain important information about Equifax, TALX, and the proposed transaction. The final proxy statement/prospectus will be mailed to shareholders of TALX. Investors and security holders will be able to obtain free copies of the registration statement and proxy statement/prospectus (when available) as well as other filed documents containing information about

Equifax and TALX, without charge, at the SEC’s web site (http://www.sec.gov). Free copies of Equifax’s SEC filings are also available on Equifax’s website (www.equifax.com) and free copies of TALX’s SEC filings are also available on TALX’s website (www.talx.com). Free copies of Equifax’s filings also may be obtained by directing a request to Equifax, Investor Relations, by phone to (404) 885-8000, in writing to Jeff Dodge, Vice

President—Investor Relations, or by email to investor@equifax.com. Free copies of TALX’s filings may be obtained by directing a request to TALX Investor Relations, by phone to (314) 214-7252, in writing to Janine A.

Orf, Director of Finance, or by email to jorf@talx.com.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy securities, nor shall there be any sale of securities in any jurisdiction in which such solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction.

Participants in the Solicitation

Equifax, TALX and their respective directors and executive officers may be deemed, under SEC rules, to be participants in the solicitation of proxies from TALX’s shareholders with respect to the proposed transaction. Information regarding the directors and executive officers of Equifax is included in its definitive proxy statement for its 2006 Annual Meeting of Shareholders filed with the SEC on April 12, 2006. Information regarding the directors and officers of TALX is included in the definitive proxy statement for TALX’s 2006

Annual Meeting of Shareholders filed with the SEC on July 24, 2006. More detailed information regarding the identity of potential participants, and their direct or indirect interests, by securities holdings or otherwise, will be set forth in the registration statement and proxy statement/prospectus and other materials to be filed with the SEC in connection with the proposed transaction..